AZURE HOLDING GROUP CORP.

2360 Corporate Circle, Ste. 400, Henderson, Nevada 89074-7722

December 21, 2012

Ms. Liza Kohl

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Azure Holding Group Corp.

       Amendment No.1 to Registration Statement on Form S-1

       Filed November 28, 2012

       File No. 333-184440

Dear Ms. Liza Kohl:

Further to your letter dated December 12, 2012, concerning the deficiencies in Amendment No.1 to Form S-1 filed on November 28, 2012, we provide the following responses:

Response to comment #1: In response to this comment we have revised our prospectus to comply with comments 2, 14, 15 and 24 from your letter dated November 13, 2012.

Response to comment #2: In response to this comment we have revised our disclosure to clarify that $1,100 represent gross profit from the sale transaction.

Response to comment #3: In response to this comment we have briefly described the risk factors that management’s time that may be spent trying to secure additional financing will take away time that management could spend on our operations and issuance of loans or debt instruments will have principal and interest payment obligations.

Response to comment #4: In response to this comment we have deleted the first five sentences in the second paragraph.

Response to comment #5: In response to this comment we have deleted the statement that “Russian car owners prefer to buy used cars rather than new cars.”

Response to comment #6: In response to this comment we revised the second paragraph to attribute the annotated statements to the source to which we cite. We have also removed the statement and the source annotated as (1).

Response to comment #7: In response to this comment we have added a statement that we do not know whether any increase in the sale of used cars in Russia is attributable to the increased sale of U.S.-made vehicles in Russia.

Response to comment #8: In response to this comment we have stated that we plan to secure commitment for cars from purchasers prior to the purchase of any cars. We have also described the way in which we plan to market and price our services on page 18 and page 23.

Please direct any further comments or questions you may have to the company at azuregroupcorp@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Zouvas Law Group, P.C.

2368 Second Ave.

San Diego, CA 92101

Tel. (619) 955-5161

Fax: (619) 795-6695

Email: kpolis@zouvaslaw.com

Thank you.

Sincerely,

/S/ Olga Chernetckaia

Olga Chernetckaia, President